SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                   FORM 8-A/A
                                 Amendment No. 1

  FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIESPURSUANT TO SECTION 12(b) OR
                   12(g) OF THESECURITIES EXCHANGE ACT OF 1934

                             Euronet Worldwide, Inc.
             (Exact Name of Registrant as Specified in Its Charter)

             Delaware                               74-2806888
            ---------                            -----------------
        (State of Incorporation                  (I.R.S. Employer
           or Organization)                      Identification No.)


   4601 College Boulevard, Suite 300
            Leawood, Kansas                           66211
  (Address of Registrant's Principal                (Zip Code)
          Executive Offices)


If this form relates to the             If this form relates to the
registration of a class of securities   registration of a class of securities
pursuant to Section 12(b) of the        pursuant to Section 12(g) of the
Exchange Act and is                     Exchange Act and is
effective pursuant to General           effective pursuant to General
Instruction A.(c), please check         Instruction A.(d), please check
the following box. [   ]                the following box. [X]

        Securities Act registration statement file number to which this form relates: None

     Securities to be registered pursuant to Section 12(b) of the Act: None

        Securities to be registered pursuant to Section 12(g) of the Act:

                     Common Stock, par value $0.02 per share






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Item 1. Description of Registrant's Securities to be Registered.

      The authorized capital stock of Euronet Worldwide, Inc. ("Euronet") consists of 60 million shares of Common Stock, par value $0.02 per share and 10 million shares of Preferred Stock, par value $0.02 per share. The following summary description of the capital stock of Euronet does not purport to be complete and is subject to the detailed provisions of, and is qualified in its entirety by reference to, the Certificate of Incorporation and Bylaws, copies of which have been filed or incorporated by reference as exhibits hereto, and to the applicable provisions of the General Corporation Law of the State of Delaware (the "DGCL").

Common Stock

      The holders of Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders. Subject to the rights of any holders of Preferred Stock, holders of Common Stock are entitled to receive ratably such dividends as may be declared by the Board of Directors out of funds legally available. Since Euronet's inception, no dividends have been paid on the Common Stock. Certain of Euronet's credit facilities contain restrictions on the payment of dividends. In the event of a liquidation, dissolution or winding up of Euronet, holders of the Common Stock are entitled to share ratably in the distribution of all assets remaining after payment of liabilities, subject to the rights of any holders of Preferred Stock. The holders of Common Stock have no preemptive rights to subscribe for additional shares of Euronet and no right to convert their Common Stock into any other securities. In addition, there are no redemption or sinking fund provisions applicable to the Common Stock. All the outstanding shares of Common Stock are fully paid and non-assessable.

Preferred Stock

      The Board of Directors is authorized, without further action by the stockholders, to issue any or all shares of authorized Preferred Stock as a class without series or in one or more series and to fix the rights, preferences, privileges and restrictions thereof, including dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences and the number of shares constituting any series. The issuance of Preferred Stock could adversely affect the voting power of holders of Common Stock and could have the effect of delaying, deferring or impeding a change in control of Euronet. The Board of Directors has authorized the issuance of Series A Junior Preferred Stock, as described below.

Certain Provisions of Euronet's Certificate of Incorporation and Bylaws

      Certain provisions of the Certificate of Incorporation and Bylaws of Euronet summarized below may be deemed to have an anti-takeover effect and may delay, defer or make more difficult a takeover attempt that a stockholder might consider in its best interest. Set forth below is a description of certain provisions of Euronet's Certificate of Incorporation and Bylaws.

      The Certificate of Incorporation provides that the Board of Directors of Euronet be divided into three classes of directors serving staggered three-year terms. The classes of directors will be as nearly equal in number as possible. Accordingly, approximately one-third of Euronet's Board of Directors will be elected each year. The Certificate of Incorporation provides that the number of directors will be determined by the Board of Directors.

      Euronet's Certificate of Incorporation provides that no director of Euronet shall be liable to Euronet or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to Euronet or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of laws, (iii) in respect of certain unlawful dividend payments or stock redemptions or repurchases pursuant to Section 174 of the DGCL or (iv) for any transaction from which the director derived an improper personal benefit. The effect of these provisions is to eliminate the rights of Euronet and its stockholders (through stockholders' derivative suits on behalf of Euronet) to recover monetary damages against a director for breach of fiduciary duty as a director (including breaches resulting from grossly negligent behavior), except in the situations described above. These provisions may not limit the liability of directors under federal securities laws.

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Section 203 of Delaware General Corporation Law

      Section 203 of the DGCL prohibits certain transactions between a Delaware corporation and an "interested stockholder," which is defined as a person who, together with any affiliates or associates of such person, beneficially owns, directly or indirectly, 15% or more of the outstanding voting shares of a Delaware corporation. This provision prohibits certain business combinations (defined broadly to include mergers, consolidations, sales or other dispositions of assets having an aggregate value in excess of 10% of the consolidated assets of the corporation, and certain transactions that would increase the interested stockholder's proportionate share ownership in the corporation) between an interested stockholder and a corporation for a period of three years after the date the interested stockholder becomes an interested stockholder, unless (i) the business combination is approved by the corporation's board of directors prior to the date the interested stockholder becomes an interested stockholder,
(ii) the interested stockholder acquired at least 85% of the voting stock of the corporation (other than stock held by directors who are also officers or by certain employee stock plans) in the transaction in which it becomes an interested stockholder or (iii) the business combination is approved by a majority of the board of directors and by the affirmative vote of 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

Preferred Stock Purchase Rights

      On March 20, 2003, the Board of Directors approved a Rights Agreement (as amended from time to time, the "Rights Agreement") between Euronet and EquiServe Trust Company, N.A. (the "Rights Agent"), as Rights Agent. In connection with its approval of the Rights Agreement, the Board of Directors also declared a dividend of one "Right" for each outstanding share of Euronet's Common Stock, payable on April 4, 2003 to stockholders of record at the close of business on March 27, 2003. On November 28, 2003, Euronet amended the Rights Agreement in connection with an agreement entered into between Euronet and Fletcher International, Ltd. on November 20, 2003. This amendment became effective on November 28, 2003. The amendment excludes Fletcher International, Ltd. and its affiliates from the definition of "Acquiring Person" under certain conditions.

      Each Right generally entitles the holder to purchase one one-thousandth (1/1,000) of a share (a "Unit") of Euronet's Series A Junior Preferred Stock at a price of $57.00 per Unit upon certain events. The purchase price and amount and form of consideration to be issued upon exercise are subject to appropriate adjustment for stock splits and other events. Generally, the Rights are not exercisable until the Distribution Date (as defined below). The Rights are redeemable under certain circumstances at $0.01 per Right and will expire, unless earlier redeemed, on April 3, 2013.

      The Rights will not prevent a takeover of Euronet. However, the Rights may cause substantial dilution to a person or group that acquires 15% or more of the Common Stock, unless the Rights are first redeemed by the Board of Directors or an exchange occurs (as described below). Nevertheless, the Rights should not interfere with a transaction that is in the best interests of Euronet and its stockholders because the Rights can be redeemed, or an exchange can be effected, before the consummation of such transaction.

      The complete description and terms of the Rights are set forth in the Rights Agreement, which was filed as an Exhibit to a Current Report on Form 8-K filed by Euronet with the Securities and Exchange Commission.

      Description of Rights; Purchase Price. Each Right entitles the registered holder to purchase from Euronet, under certain circumstances, one Unit, which consists of one one-thousandth (1/1,000) of a share of Euronet's Series A Junior Preferred Stock, par value $.02 per share (the "Series A Preferred Stock"), at a purchase price of $57.00 per Unit upon certain events. The purchase price and amount and form of consideration to be issued upon exercise are subject to appropriate adjustment for stock splits and other events.

      Voting. Each Unit shall entitle the holder thereof to one vote on all matters submitted to a vote of Euronet's stockholders, voting together with holders of Common Stock as one class on all such matters. Holders of Units shall not have the right to cumulate their votes in the election of Euronet's directors, and will have the same voting rights and limitations applicable to holders of Common Stock as set forth in Euronet's Certificate of Incorporation, as amended.

      Dividends. Each Unit shall entitle the holder thereof to receive dividends, when, as and if declared by the Board of Directors out of funds legally available therefor and only after payment of, or provision for, full dividends on all outstanding shares of any senior series of preferred stock and after Euronet has made provision for any required

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sinking or purchase funds for any series of preferred stock, on a pari passu basis with dividend rights of the Common Stock.

      Liquidation. In the event of Euronet's voluntary or involuntary liquidation, dissolution or winding up, holders of Units shall be entitled to share equally and ratably in all of the assets remaining, if any, after satisfaction of (i) all of Euronet's debts and liabilities, and (ii) the preferential rights of any senior series of preferred stock, but before any such liquidation distributions are paid in respect of Common Stock.

      Mergers. In the event of any merger, consolidation or other transaction in which Common Stock is changed or exchanged, holders of Units will be entitled to receive the same consideration received per share of Common Stock. These rights are protected by customary antidilution provisions (see Adjustments, below). Although the Rights are redeemable, Units of Series A Preferred Stock purchasable upon exercise of the Rights will not be redeemable.

      Because a Unit is equal to one one-thousandth (1/1,000) of a share of Series A Preferred Stock, a holder of one full share of Series A Preferred Stock generally would be entitled to dividend, liquidation and voting rights equal to one thousand (1,000) times the dividend, liquidation and voting rights of one share of Common Stock. Because of the nature of the Units' dividend, liquidation and voting rights, the value of one one-thousandth (1/1,000) of a share of Series A Preferred Stock purchasable upon exercise of each Right should approximate the value of one share of Common Stock.

      Exercisability of Rights; Expiration Date. The Rights are not exercisable until the Distribution Date (as defined below), and will expire at the close of business on April 3, 2013 (the "Final Expiration Date") unless the Rights are earlier redeemed or exchanged by Euronet, all as described below.

      Triggering Events; Distribution Date. The Rights will be exercisable only upon the earlier of: (i) 10 business days following a public announcement (the "Stock Acquisition Date") that a person or group of affiliated or associated persons has become an Acquiring Person and (ii) 10 business days following the commencement of a tender offer or exchange offer that would result in such person or group becoming an Acquiring Person (the "Distribution Date").

      Generally, any person (including affiliates and associates) or group which acquires beneficial ownership or 15% or more of the then outstanding Common Stock is an "Acquiring Person". The following persons who meet this definition will not become Acquiring Persons: (i) Euronet, (ii) any subsidiary of Euronet,
(iii) any employee benefit plan of Euronet or of any subsidiary of Euronet, or any person or entity organized, appointed or established by Euronet for or pursuant to the terms of any such plan, (iv) Fletcher International, Ltd., together with all of its affiliates (collectively, "Fletcher"), but only so long as (A) the Common Stock beneficially owned by Fletcher is limited to the Common Stock Fletcher acquires or is permitted to acquire under the terms of the agreement with Fletcher and related certificate and (B) Fletcher's beneficial ownership (as determined pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended and in effect on the date of the Rights Agreement, of Common Stock does not at any time exceed 14.99% of the then outstanding Common Stock, (v) any person that became the beneficial owner of 15% or more of the outstanding Common Stock as a result of a decrease in the number of outstanding shares of Common Stock caused by a transaction approved by the Board of Directors, and (vi) any person who has reported or is required to report such ownership on Schedule 13G under the Exchange Act (or any comparable or successor report) or on Schedule 13D under the Exchange Act (or any comparable or successor report) which Schedule 13G or Schedule 13D does not state any intention to or reserve the right to control or influence the management or policies of Euronet or engage in any of the actions specified in Item 4 of such schedule (other than the disposition of the Common Stock) and, within 10 business days of being requested by Euronet to advise it regarding the same, certifies to Euronet that such person acquired shares of Common Stock in excess of 15% inadvertently or without knowledge of the terms of the Rights and who, together with all affiliates and associates, thereafter does not acquire any additional shares of Common Stock while being the beneficial owner of 15% or more of the shares of Common Stock then outstanding.

      Flip In Rights. In the event that any person or group becomes an Acquiring Person (a "Flip-In Triggering Event"), each Right will automatically convert into a Right to buy Common Stock rather than Series A Preferred Stock. As such, each holder of a Right will thereafter have the right to purchase Euronet's Common Stock (or, in certain circumstances, cash, property or other securities of Euronet) having a value equal to two times the exercise price of the Right, or in other words, effectively at one-half of Euronet's then-current Common Stock price. However, any Rights

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associated with Common Stock acquired by an Acquiring Person will be void, and such Acquiring Person will not be able to exercise the Rights to purchase additional Common Stock. Rights are not exercisable following the occurrence of a Flip-In Triggering Event until such time as the Rights are no longer redeemable by Euronet, as described below.

      The following is an example of how exercise of the Rights would work, assuming an exercise price of $30 per Right and a then-current market price for Euronet's Common Stock of $10.

      Example: At an exercise price of $30 per Right, each Right (excluding those owned by an Acquiring Person) would be multiplied by the number of Units of Series A Preferred Stock into which the Right was exercisable -- 1. That number ($30 x 1 = $30) is then divided by 50% of the then-current market price of Euronet's stock (50% of $10 = $5) -- thus, $30 divided by 5 equals 6, which is the number of shares of Euronet Common Stock received for each Right. Thus, for each $30 purchase price, each holder would receive 6 shares of Euronet Common Stock, which would have an aggregate value of $60--twice the $30 purchase price.

      Flip Over. In the event that, at any time following the Flip-In Triggering
Event: (i) Euronet is acquired in a merger or other business combination transaction, or (ii) more than 50% of Euronet's assets or earning power is sold or transferred, each holder of a Right (except voided Rights held by the Acquiring Person) shall have the right to purchase common stock of the Acquiring Person having a value equal to two times the exercise price of the Right. The formula for a Flip-Over purchase is the same as used for a Flip-In Triggering Event, only utilizing the market price of the Acquiring Person's stock.

      Transfer and Detachment of Rights. The Rights were attached to all Common Stock certificates representing Common Stock outstanding at the close of business on March 27, 2003, and no separate Rights Certificates will be distributed. The Rights will separate from the Common Stock upon a Distribution Date. Until the Distribution Date: (i) the Rights will be evidenced by the Common Stock certificates and will be transferred with and only with such Common Stock certificates, (ii) new Common Stock certificates issued after March 11, 2003 contain a legend and notation incorporating the Rights Agreement by reference and (iii) the surrender for transfer of any certificates for Common Stock outstanding will also constitute the transfer of the Rights associated with the Common Stock represented by such certificate. Except as otherwise determined by the Board of Directors, only shares of Common Stock issued prior to the Distribution Date will be issued with Rights.

      As soon as practicable after a Distribution Date, Rights Certificates will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date and, thereafter, the separate Rights Certificates alone will represent the Rights. Any registered holder desiring to transfer, split up, combine or exchange any Rights Certificate must make such request in writing to the Rights Agent, and shall surrender the Rights Certificate to be transferred, split up, combined or exchanged at the principal office or offices of the Rights Agent. Neither the Rights Agent nor Euronet shall be obligated to take any action whatsoever regarding the transfer of any such surrendered Rights Certificate until the registered holder has completed and signed the certificate contained in the form of assignment on the reverse side of the Rights Certificate and has provided such additional information about the identity of the parties involved, as Euronet may reasonably request. Thereupon the Rights Agent shall, subject to certain restrictions contained in the Rights Agreement regarding certain entities acquiring 15% or more of Euronet's Common Stock, countersign and deliver to the person entitled a Rights Certificate or Rights Certificates, as the case may be, as so requested. Euronet may require payment of a sum sufficient to cover any tax or governmental charge that may be imposed in connection with any transfer, split up, combination or exchange of Rights Certificates.

      Adjustments. The purchase price payable, and the number of Units or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Series A Preferred Stock, (ii) if holders of the Series A Preferred Stock are granted certain rights or warrants to subscribe for Series A Preferred Stock, or shares having the same rights, preferences and privileges as the Series A Preferred Stock, or convertible securities at less than the current market price of the Series A Preferred Stock, or (iii) upon the distribution to holders of the Series A Preferred Stock of evidences of indebtedness or assets (excluding regular quarterly cash dividends) or of subscription rights or warrants (other than those referred to above).

      The number of outstanding Rights, and the number of Units or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time in the event that Euronet (i) declares a dividend on

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the outstanding shares of Common Stock payable in shares of Common Stock,
(ii) subdivides the outstanding shares of Common Stock, or (iii) combines the outstanding shares of Common Stock into a smaller number of shares.

      With certain exceptions, no adjustment in the purchase price will be required until cumulative adjustments amount to at least 1% of the purchase price. No fractional Units will be issued and, in lieu thereof, an adjustment in cash will be made based on the market price of the Series A Preferred Stock on the last trading date prior to the date of exercise.

      Redemption. In general, at any time prior to the earlier of (i) the close of business on the 10th business day following a Stock Acquisition Date, or (ii) the Final Expiration Date, Euronet may redeem the Rights in whole, but not in part, at a price of $.01 per Right. Immediately upon the action of the Board of Directors ordering redemption of the Rights, the Rights will terminate and the only right of the holders of Rights will be to receive the redemption price.

      Exchange. In general, at any time after a person becomes an Acquiring Person, and prior to the acquisition by such person or group of 50% or more of the outstanding Common Stock, the Board of Directors may exchange all or part of the then outstanding Rights (other than Rights owned by such person or group which have become void) for Common Stock at an exchange ratio of one share of Common Stock per Right (or in certain circumstances preferred stock), subject to applicable adjustments.

      No Stockholder Rights for Right Holders. Until a Right is exercised, the holder thereof will have no rights as a stockholder of Euronet relating to the Rights, including, without limitation, the right to vote, receive dividends or any distributions upon liquidation.

      Tax Consequences. While the distribution of the Rights will not be taxable to stockholders or to Euronet, stockholders may, depending upon the circumstances, recognize taxable income in the event that the Rights became exercisable for Common Stock (or other consideration) of Euronet or for common stock of the acquiring company as set forth above.

      Amendments. The Rights Agreement may be amended by the Board of Directors prior to the Distribution Date. After the Distribution Date, the Rights Agreement may be amended by the Board of Directors in order to cure any ambiguity, to correct or supplement any defective or inconsistent provisions, to make any necessary or desirable changes that do not adversely affect the interests of holders of Rights, or to shorten or lengthen any time period under the Rights Agreement; provided, however, that no amendment to adjust the time period governing redemption shall be made at such time as the Rights are not redeemable and any amendment to lengthen any other time period must be for the purpose of protecting, enhancing or clarifying the rights of or benefits to the holders of Rights.

Item 2. Exhibits.

      The following exhibits are filed as a part hereof:

    1 Certificate of Incorporation of Euronet (incorporated herein by reference to Exhibit 3.1 to Euronet's Annual Report on Form 10-K for the fiscal year ended December 31, 2001).

    2 Bylaws of Euronet (incorporated herein by reference to Exhibit 3.2 to Euronet's Registration Statement on Form S-1 filed on December 18, 1996 (Registration No. 333-18121)).

    3 Amendment No. 1 to Bylaws of Euronet (incorporated herein by reference to Exhibit 3(ii) to Euronet's Quarterly Report on Form 10-Q for the fiscal period ended March 31, 1997).

    4 Amendment No. 2 to Bylaws of Euronet (incorporated herein by reference to Exhibit 3.1 to Euronet's Current Report on Form 8-K filed on March 24, 2003).

    5 Specimen of certificate for shares of Common Stock (incorporated herein by reference to Exhibit 4.1 to Euronet's Registration Statement on Form S-1 filed on December 18, 1996 (Registration No. 333-18121)).


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    6   Indenture dated as of June 22, 1998 between Euronet Services Inc. and
        State Street Bank and Trust Company, as Trustee (filed as Exhibit 4.3 to the Registrant's S-l/A filed on June 16, 1998, and incorporated by reference herein).

    7 Warrant Agreement dated as of June 22, 1998 between Euronet Services Inc. and State Street Bank and Trust Company, as Warrant Agent (filed as
        Exhibit 4.4 to the Registrant's S-1/A filed on June 16, 1998, and incorporated by reference herein).

    8 Form of Certificate issued to the shareholders of transact Elektronische Zahlungssysteme GmbH, dated November 19/20, 2003 (filed as Exhibit 4.1 to the Registrant's current report on Form 8-K filed on November 25, 2003, and incorporated by reference herein).

    9 Certificate of Additional Investment Rights issued to Fletcher International, Ltd. on November 21, 2003 (filed as Exhibit 4.2 to the Registrant's current report on Form 8-K filed on November 25, 2003, and incorporated by reference herein).

   10 Agreement, dated November 20, 2003, between the Registrant and Fletcher International, Ltd. (filed as Exhibit 10.1 to the Registrant's current report on Form 8-K filed on November 25, 2003, and incorporated by reference herein).

   11 Rights Agreement, dated as of March 21, 2003, between the Registrant and EquiServe Trust Company, N.A. (filed as Exhibit 4.1 to the Registrant's current report on Form 8-K filed on March 24, 2003, and incorporated by reference herein).

   12 First Amendment to Rights Agreement, dated as of November 28, 2003, between the Registrant and EquiServe Trust Company, N.A. (filed as
        Exhibit 4.1 to the Registrant's current report on Form 8-K filed on December 4, 2003, and incorporated by reference herein).




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                                    SIGNATURE

      Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                        EURONET WORLDWIDE, INC.

                                        By:       /s/ Jeffrey B. Newman
                                                ------------------------------
                                        Name:    Jeffrey B. Newman
                                        Title:   Executive Vice President &
                                                 General Counsel

Dated: November 17, 2004


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                                  EXHIBIT INDEX

  Exhibit
    No.                             Description


    1 Certificate of Incorporation of Euronet (incorporated herein by reference to Exhibit 3.1 to Euronet's Annual Report on Form 10-K for the fiscal year ended December 31, 2001).

    2 Bylaws of Euronet (incorporated herein by reference to Exhibit 3.2 to Euronet's Registration Statement on Form S-1 filed on December 18, 1996 (Registration No. 333-18121)).

    3 Amendment No. 1 to Bylaws of Euronet (incorporated herein by reference to Exhibit 3(ii) to Euronet's Quarterly Report on Form 10-Q for the fiscal period ended March 31, 1997).

    4 Amendment No. 2 to Bylaws of Euronet (incorporated herein by reference to Exhibit 3.1 to Euronet's Current Report on Form 8-K filed on March 24, 2003).

    5 Specimen of certificate for shares of Common Stock (incorporated herein by reference to Exhibit 4.1 to Euronet's Registration Statement on Form S-1 filed on December 18, 1996 (Registration No. 333-18121)).

    6 Indenture dated as of June 22, 1998 between Euronet Services Inc. and State Street Bank and Trust Company, as Trustee (filed as Exhibit 4.3 to the Registrant's S-l/A filed on June 16, 1998, and incorporated by reference herein).

    7 Warrant Agreement dated as of June 22, 1998 between Euronet Services Inc. and State Street Bank and Trust Company, as Warrant Agent (filed as
        Exhibit 4.4 to the Registrant's S-1/A filed on June 16, 1998, and incorporated by reference herein).

    8 Form of Certificate issued to the shareholders of transact Elektronische Zahlungssysteme GmbH, dated November 19/20, 2003 (filed as Exhibit 4.1 to the Registrant's current report on Form 8-K filed on November 25, 2003, and incorporated by reference herein).

    9 Certificate of Additional Investment Rights issued to Fletcher International, Ltd. on November 21, 2003 (filed as Exhibit 4.2 to the Registrant's current report on Form 8-K filed on November 25, 2003, and incorporated by reference herein).

   10 Agreement, dated November 20, 2003, between the Registrant and Fletcher International, Ltd. (filed as Exhibit 10.1 to the Registrant's current report on Form 8-K filed on November 25, 2003, and incorporated by reference herein).

   11 Rights Agreement, dated as of March 21, 2003, between the Registrant and EquiServe Trust Company, N.A. (filed as Exhibit 4.1 to the Registrant's current report on Form 8-K filed on March 24, 2003, and incorporated by reference herein).

   12 First Amendment to Rights Agreement, dated as of November 28, 2003, between the Registrant and EquiServe Trust Company, N.A. (filed as
        Exhibit 4.1 to the Registrant's current report on Form 8-K filed on December 4, 2003, and incorporated by reference herein).


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